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                                                                    EXHIBIT 2.1
                                                                    PAGE 1 OF 9

                         THE NEWS CORPORATION LIMITED
                          1211 Avenue of the Americas
                           New York, New York 10036

                              February 19, 1997

EchoStar Communications Corporation
90 Inverness Circle East
Englewood, Colorado 80112


Ladies and Gentlemen:

     This letter agreement ("Agreement") confirms the conditions upon which The News Corporation Limited or an affiliate ("News") will acquire shares of capital stock of EchoStar Communications Corporation ("ECC").

1. THE TRANSACTION. News and ECC hereby agree to enter into a definitive agreements (the "Definitive Agreements") containing the terms set forth on the attached Term Sheet, and such other terms as the parties may otherwise agree to.

2. DEFINITIVE AGREEMENTS. As soon as practicable after the date hereof, our respective legal counsel will promptly and diligently negotiate in good faith and use their respective best efforts to agree on the Definitive Agreements, which will contain mutually agreeable representations and warranties (including, with respect to ECC, Organization and Qualifications, Capitalization, Authority, No Conflicts, Required Filings and Consents, SEC Reports and Financial Statements (including Absence of Certain Changes or Events from the date of the Financial Statements through March 7, 1997), and with respect to News, Organization and Qualifications, Authority, No Conflicts, Required Filings and Consents), mutually agreeable provisions for indemnification and shareholder arrangements and other appropriate terms and conditions. News and ECC shall cooperate with each other to the fullest extent in the preparation of the Definitive Agreements and all related documents, in the obtaining of all necessary consents and in complying with all regulatory requirements. News and ECC shall in good faith proceed to promptly negotiate and execute the Definitive Agreements and all related documents with respect to this transaction. Although the parties intend to diligently negotiate and promptly enter into the Definitive Agreements, the parties acknowledge and agree that this Agreement contains all of the essential terms of the transactions contemplated hereby and, in the event that the parties do not enter into Definitive Agreements, that this Agreement is a binding Agreement and shall form the basis for consummation of the transactions contemplated hereby.

3. PURCHASER'S INVESTIGATION: CONFIDENTIALITY. ECC and News will permit each other and their respective accounting and legal representatives to conduct an investigation and evaluation of ECC and ASkyB, will provide such assistance as is reasonably requested and will give access at reasonable times to information related to the assets and operations of ECC and ASkyB. Except to the extent that information provided by ECC and ASkyB is in the public domain or is or becomes ascertainable from public sources, such information concerning ECC and ASkyB shall be kept in strict confidence.

4. CONDUCT OF BUSINESS. During the period from the date hereof to the execution of the Definitive Agreements, (a) the businesses of ECC and ASkyB will be carried on in accordance with past custom and practice, (b) ECC and ASkyB will not enter into any contract, agreement or transaction other than in the ordinary course of business and in accordance with past custom and practice, and (c) ECC will not remove any of its assets by way of dividend, distribution, withdrawal or any other means without the prior written consent of News. Following execution of the Definitive Agreements the businesses of ECC and ASkyB will be conducted in consultation with each of News and ECC.

5. CLOSING CONDITIONS. The closing of the transactions contemplated hereby is conditional upon:

     (a) the obtaining of all necessary governmental, shareholder, bondholder and other third-party consents and approvals, including Hart-Scott-Rodino and board of director approvals of ECC and News; and


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                                                                    EXHIBIT 2.1
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     (b)  News being satisfied that its due diligence investigation has not revealed (i) that ECC's public disclosure documents contain any untrue statement of a material fact or omit to state a material fact, or (ii) any ECC obligation or agreement (other than the Indentures) that would prevent the consummation of the proposed transaction; provided that News must exercise its right to terminate this Agreement pursuant to this paragraph 5(b) on or before March 7, 1997.

     (c) ECC being satisfied that its due diligence investigation has not revealed (i) a material deviation from the ASkyB DBS Capital Budget Summary set forth on Schedule I, or (ii) any ASkyB obligation or agreement that would prevent the consummation of the proposed transaction; provided that ECC must exercise its right to terminate this Agreement pursuant to this paragraph 5(c) on or before March 7, 1997.

6. PUBLIC DISCLOSURE. Pending execution of the Definitive Agreements and, except as required by law, no public disclosure or publicity concerning the subject matter hereof or the transactions contemplated hereby will be made without the joint approval of ECC and News.

7. EXPENSES. ECC and News will each pay their respective expenses (including fees and expenses of legal counsel, investment bankers, brokers or other representatives or consultants) in connection with the transactions contemplated hereby (whether consummated or not).

8. REPRESENTATIONS AND WARRANTIES. Each party hereto hereby represents and warrants that (i) it is duly organized, validly existing and in good standing under the jurisdiction in which it was formed, (ii) it has the full right, power and authority to consummate the transactions contemplated herein and (iii) the execution, delivery and performance hereof will not conflict with nor result in any breach of provisions of, or constitute a default under, any agreement, charter, bylaw or other instrument to which it is a party or by which it is bound.

9. FURTHER ASSURANCES. Each party hereto shall execute and deliver all reasonably required documents and do all other acts which may be reasonably requested by the other parties hereto to implement and carry out the terms and conditions of the transactions contemplated herein. None of News, ECC or Charles Ergen shall take any action or fail to take any action which would reasonably be expected to frustrate the intent and purposes of this Agreement.

10. NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telescoped (receipt of which is confirmed by the person to whom sent) or mailed by registered or certified mail (return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

     (a)  If to ECC, to:

          EchoStar Communications Corporation
          90 Inverness Circle East
          Englewood, Colorado 80112
          Attention: David K. Moskowitz
                     Senior Vice President and General Counsel

     (b)  If to News, to:

          The News Corporation Limited
          1211 Avenue of the Americas
          New York, New York 10036
          Attention: Arthur M. Siskind
                     Senior Executive Vice President
                     and Group General Counsel

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                                                                    EXHIBIT 2.1
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11.  GOVERNING LAW.  This Agreement shall be governed by the laws of the State of New York.

     If the foregoing accurately reflects our agreement, please sign the enclosed duplicate of this Agreement in the space provided below and return the same to the undersigned.



                                         Very truly yours,
                                         The News Corporation Limited




                                         By:  /s/ K. RUPERT MURDOCH
                                            --------------------------------
                                            Name:
                                            Title:


Accepted and agreed to
this 20th day of February 1997:



EchoStar Communications Corporation



By:  /s/ CHARLES W. ERGEN
   ------------------------------
    Name:  Charles W. Ergen
    Title: CEO of EchoStar Communications
           Corporation



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                                                                    EXHIBIT 2.1
                                                                    PAGE 4 OF 9


                                  TERM SHEET

     The News Corporation Limited or its designated subsidiary ("News") will enter into an arrangement with EchoStar Communications Corporation ("ECC") to be evidenced by a definitive agreement (the "Definitive Agreement"), as follows:

1. ECC will spin off to separate entities (a) all of its business operations, assets and liabilities related to its international manufacturing businesses and (b) its licenses for orbital slot frequencies. News will cause the manufacturing business to be licensed to manufacture digital boxes on a non-exclusive, worldwide most favored nation basis.

2. News will contribute to ECC (or in a substitute mutually agreed upon transaction) the following assets (as of the closing of the transaction):

     a) 4 satellites, uplink facility, local access distribution system, operations center and call center, subject to existing agreements, and free and clear of all liens and encumbrances; plus

     b) $1 billion in cash less the value of the assets contributed in (a) above which value shall be equal to the cost of such assets (excluding G & A and other overhead) actually paid by News and excluding capitalized interest.

     c) Commencing March 10, 1997, the News DBS operation will be conducted in consultation with and under the direction of Ergen as the Chief Executive Officer of ECC and shall be for the account of the combined business. News shall advance the costs of News DBS business and the amounts paid by News shall be credited against the News cash obligation as set forth in 2(b) above.

3.   Upon the completion of the proposed transaction:

     a) Charles Ergen ("Ergen") and James DeFranco will convert all shares of Preferred Stock owned by them into Class A Common Stock and shall receive accrued dividends; and

     b)   News shall receive

          (i) such number of shares of Class A Common Stock and Class B Common Stock of ECC as shall represent 50% of the outstanding shares of each class as of March 7, 1997; and

         (ii) options to purchase shares of Class A Common Stock in amounts and at exercise prices as to give News the right to maintain its 50% position as and when employee stock options outstanding as of March 7, 1997 are exercised; and


     c) The ECC Certificate of Incorporation shall be amended to provide that upon any sales (not including assignments to Ergen family members or similar assignments to accomplish estate planning purposes or to affiliates of News (not less than 51% owned)) of Class B Common Stock by Ergen or News such shares shall convert to Class A Common Stock.

4. News and the entity to which ECC shall spin off its licenses for orbital slot frequencies shall each lease the use of their respective DBS orbital slot frequencies to ECC for the conduct of the ECC direct broadcast business. Each shall receive an equal payment from ECC for the use of the frequencies in an amount to be agreed to.

5. News and Ergen will enter into a Shareholders Agreement pursuant to which they will agree (as to shares owned or thereafter acquired):

     a) Each shall have the right to nominate an equal number of directors to the ECC Board (including independent directors) and each shall agree to vote for the other's nominees;

     b) an Executive Committee of the Board will be established with each of News and Ergen appointing an equal number of members;

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                                                                    EXHIBIT 2.1
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     c) all significant corporate actions (as defined on Exhibit A hereto) to be submitted to the Board shall require the vote of all members of the Executive Committee;

     d) neither News nor Ergen shall present their shares for a quorum or vote their shares as shareholders on significant matters unless both are in agreement;

     e) Rupert Murdoch shall serve as Chairman of ECC and Ergen shall serve as President and Chief Executive Officer of ECC; News shall have the right to designate the CFO of ECC; all other appointments of senior officers of ECC shall be subject to mutual agreement;

     f) In the event News and Ergen do not agree on a significant corporate action of the type set forth on Exhibit A as a Deadlock Event, then either News or Ergen can cause the purchase and sale of each others shares in ECC in the manner provided for in Exhibit A;

     g) Subject to deminimus amounts, each of the Shareholders will have rights of first refusal (based on market prices) and tag-a-long rights in customary form; and

     h) In the event Ergen shall sell 8 million or more shares of ECC securities or News shall sell 10 million or more shares of any class of ECC securities owned (other than as described above) then, (i) at the option of the other Shareholder, the corporate governance provisions set forth in this section 5 will thereupon terminate, and
        (ii) the selling Shareholder shall cause its or his director nominees (other than the independent director nominee) to resign and shall continue to vote for the other Shareholders' director nominees and in such manner as such other Shareholder shall direct on all other matters presented for the vote of Shareholders so long as such other Shareholders shall not have sold 8 million or more shares in the case of Ergen or 10 million or more shares in the case of News.

6. ECC shall have the right to require News to buy from ECC, and News shall have the right to require ECC to sell to News, at a price of $23 a share up to $200 million of ECC Class A Common Stock, such rights to commence on May 1, 1997 and to terminate on April 30, 1998. To the extent that News has purchased shares under this section 6 then the amount paid by News shall be credited against the News' cash obligation as set forth in paragraph 2(b) above and the number of shares of ECC stock to be received by News as set forth in paragraph 3(b) above shall be appropriately adjusted. To the extent that necessary regulatory approvals are not obtained at such time as ECC shall require funds for operations, News will lend up to $200 million on a non-interest bearing basis and such other terms as agreed to.

7. In the event that the proposed transaction is not approved by any regulatory authorities from which approval is sought, News, ECC and Ergen shall take such necessary and appropriate steps to alter the proposed transaction in such manner as required to (i) obtain the necessary approvals and, (ii) insure to News, ECC and Ergen as nearly as possible the same economic results as if the proposed transaction occurred.

8.   News, ECC and Ergen shall proceed diligently to accomplish the following:

     a) negotiate the Definitive Agreement and Shareholders Agreement and conduct necessary due diligence, the due diligence to be completed by News and ECC on or before March 7, 1997;

     b)   Obtain all necessary regulatory approvals to the proposed transaction;

     c)   Obtain all necessary ECC shareholder and bondholder consents;

     d)   Obtain all necessary contract and other approvals; and

     e)   Obtain all necessary board of director approvals; and

     f) Prepare agreed upon budget and five year business plan and technology agreement for conduct of ECC business including agreements regarding compression, conditional access, smart card and subscriber management systems. ECC shall use the technology and systems of the News' companies provided that such technology and systems are as secure and capable, shall require no material expenditures to render the
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                                                                    EXHIBIT 2.1
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          installed base of consumer satellite receivers compatible, and shall require no material increased expenditures when compared to the current technology and systems utilized by ECC.

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                                                                    EXHIBIT 2.1
                                                                    PAGE 7 OF 9

                                  EXHIBIT A

1.   "SIGNIFICANT CORPORATE ACTION" means any one of the following:

     a. amending or modifying the purposes of the Company from those specified in its Certificate of Incorporation or otherwise amending or modifying the Certificate of Incorporation;

     b. entering into any merger or consolidation in which the Company is constituent corporation, acquiring all or substantially all of the assets or capital stock of another Person (or a division or other business unit of another Person), consummating any other business combination or dissolving and winding up the Company (other than in accordance with the terms of this Agreement), in each case whether in a single transaction or a series of related transactions in which the value of the transaction is in excess of $10,000,000;

     c. adopting or modifying or amending in any material respect any Budget or the Business Plan, provided that to the extent a Budget is not agreed to for any Fiscal Year (a "Budget Deadlock") the prior year's Budget (with cost increases not to exceed 10%) shall be the effective Budget for such Fiscal Year;

     d. selling, leasing, exchanging or otherwise disposing of any property, asset or business with a value in excess of $10,000,000;

     e. except as contemplated by the Business Plan, the then-effective Budget or this Agreement, increasing or decreasing the Company's authorized capital or increasing or decreasing the Company's issued and stated capital other than pursuant to the Company's existing employee stock option plan, Employee Referral Program or 401(K) plan;

     f.   changing the Fiscal Year;

     g. except as contemplated by the Business Plan, the then-effective Budget or this Agreement, entering into any transaction, agreement or understanding with any other Person with a value in excess of 10,000,000;

     h. incurring any indebtedness for borrowed money which would result in the total outstanding Indebtedness of the Company for borrowed money (excluding indebtedness incurred by the Company pursuant to the Business Plan, the then-effective Budget or any Shareholder Loans approved by the Shareholders in accordance with this Agreement) increasing by more than $10,000,000;

     i. except as contemplated by the Business Plan or the then-effective Budget, entering into, amending, granting any waiver with respect to, terminating or extending any agreement outside of the ordinary course of business, which agreement provides for (or, pursuant to its terms, could reasonably be expected to result in) the payment or receipt by the Company of more than an aggregate amount of $10,000,000 during the term of such agreement;

     j. except as contemplated by the Business Plan or the then-effective Budget, entering into any agreement or transaction which has a term in excess of one (1) year and either (i) requires the payment of more than $1 million per year, or (ii) involves programming commitments (unless such programming commitments are immaterial);

     k. except as contemplated by the Business Plan or the then-effective Budget, entering into, amending, granting any waiver with respect to, terminating or extending any employment or consulting agreement (or series of related employment or consulting agreements with the same Person) with, or hiring any officer or employee for, a term of more than one year or which agreement or arrangement provides for (or, pursuant to its terms, could reasonably be expected to result in) payments to the employee or consultant, or otherwise hiring any employee or consultant, at a rate in excess of $200,000 per annum, or the adoption of any amendment of material compensation policies;

     l. except as contemplated by the Business plan or the then-effective Budget, entering into any transaction or agreement with a Shareholder or any Affiliate of a Shareholder other than this Agreement or any other agreement or transaction entered into in the ordinary course of business on arms-length terms;

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                                                                    EXHIBIT 2.1
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     m.   electing or removing any of the Company's Chairman, President, Chief
          Executive Officer, Chief Operating Officer or Chief Financial Officer (except as otherwise agreed in the Term Sheet);

     n. appointing or changing the Company's independent certified public accountants (it being agreed that the Company's initial independent certified public accountants shall be Arthur Andersen LLP);

     o. except as required by GAAP or applicable law, adopting or changing any of the Company's material accounting principles;

     p. commencing or settling any litigation, arbitration or governmental proceeding which relates to more than $1,000,000 or is reasonably likely to have a material impact on the Company or its business;

     q. except as contemplated by the Business Plan or the then-effective Budget, or except as permitted by the Company's 401(K) plan, making any loans, investments or advances to, or guaranteeing the obligations of, any Person in excess of $100,000;

     r. incorporating, forming or otherwise organizing a Subsidiary or any other Person;

     s. except as contemplated by the Business Plan or the then-effective Budget, declaring any dividend or making any other distribution to the Shareholders;

     t. filing a voluntary petition in bankruptcy or for reorganization or for the adoption of any plan or arrangement with creditors or an admission seeking the relief therein provided under any existing or future law of any jurisdiction relating to bankruptcy, insolvency, reorganization or relief of debtors; or

     u. entering into any options, contingent agreements or other arrangements which if exercised or consummated in accordance with their terms would result in an action constituting a Significant Corporate Action as set forth in clauses (a-t) above.

2.   BUY-SELL UPON DEADLOCK EVENT.

     a. Upon the occurrence of a Deadlock Event, the Shareholders shall first use their good faith efforts during a period of forty-five (45) days (the "Referral Period") to resolve the dispute which resulted in the Deadlock Event in a mutually satisfactory manner. A "Deadlock Event" shall be deemed to have occurred in the event that (i)(A) with respect to any proposed Significant Corporate Action contained in paragraphs
          (b), (d), (e), (g), (h), (i), (t) or (u) as it applies to any of the previously listed paragraphs in the definition thereof, the Board of Directors is unable to authorize the taking or rejection of such Significant Corporate Action contained by a Majority Vote, PROVIDED that, for a Deadlock Event to occur under clauses (b), (d), (g),
          (h), and (i), the dollar level shall be $50,000,000 or (B) a Budget Deadlock has occurred and continued uninterrupted for two (2) consecutive Fiscal Years;

     b. If a Deadlock Event occurs, then while such Deadlock Event shall continue beyond the Referral Period, either Shareholder (the "Initiating Shareholder"), by written notice (the "Notice") to the other may initiate a buy-sell transaction as follows:

          (i) Notice shall specify a price per share (for each Class of ECC stock) which the Initiating Shareholder is willing to pay for the shares held by the other Shareholder (the "Determining Shareholder").

         (ii) Within 20 days after receipt of the Notice from the Initiating Shareholder, the Determining Shareholder shall by written notice (the "Response") to the Initiating Shareholder decide whether to buy all of the Initiating Shareholder's shares at the price set forth in the Notice or to sell all of the Determining Shareholder's shares to the Initiating Shareholder at the price set forth in the Notice. The failure of the Determining Shareholder to deliver a Response within the said 20-day period shall be deemed to constitute the Determining Shareholder's election to sell.

        (iii) The Initiating Shareholder and Determining Shareholder shall thereupon act promptly to accomplish the buy-sell arrangement set forth herein; PROVIDED that the closing of such transaction shall take place on not less than 5 days' written notice from buyer to seller not later than 180 days following the receipt of the


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                                                                    EXHIBIT 2.1
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               Response by the Initiating Shareholder. In the event the closing does not take place within such 180-day period on account of the inability of the buying Shareholder to buy, then the Shareholder that would have otherwise been the seller shall have the right, exercisable by written notice to the other Shareholder within 20 days after the end of such 180-day period, to elect to buy the other Shareholder's shares. In such event, the closing will take place on not less than 5 days' written notice from buyer to seller not later than 180 days following such election.